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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Yolanda Lewis dba Innovative Resources

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2129 Wendover Lane
FRB of San Francisco
San Jose, CA, 95121

Telephone Number (including area code): 888-900-5507 ext.  102

Name and Address of Agents for Service of Process:

Civilian(s)/Merchant Resident(s): Yolanda Lewis, President and
Chief Executive Officer: Department of Health, Board of Directors:
CA Registrar file No. 67-209407, Principal Financial and Accounting Officer as transfer agent:

INNOVATIVE RESOURCES
C/O YOLANDA LEWIS
2129 WENDOVER LANE
FRB of SAN FRANCISCO
SAN JOSE, CA 95121

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A. (?5(b)(1), ?2(a)(13), ?2(a)(36), ?2(a)(40))

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of SAN JOSE and state of CALIFORNIA on the 15TH day of August of 2018.
INNOVATIVE RESOURCES
Sig? nature _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Registrant:  Yolanda Lewis dba Innovative Resources
Name of Sponsor: Yolanda Lewis
Attest: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Title: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549